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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.    )*


                             Alberto-Culver Company
             -----------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.22 per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    013068200
             ------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [x] Rule 13d-1(b)
                 [ ] Rule 13d-1(c)
                 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP NO.                                                  PAGE 3   OF    PAGES
          ----------                                            --     --

-------------------------------------------------------------------------------
  (1)  NAMES OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       High Rock Capital LLC
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                       (B) [ ]

-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                       (5)  SOLE VOTING POWER

  NUMBER OF                 1,039,000
   SHARES             ---------------------------------------------------------
 BENEFICIALLY          (6)  SHARED VOTING POWER
  OWNED BY
    EACH                    -0-
  REPORTING           ---------------------------------------------------------
 PERSON WITH           (7)  SOLE DISPOSITIVE POWER

                            1,263,500
                      ---------------------------------------------------------
                       (8)  SHARED DISPOSITIVE POWER

                            -0-
-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,305,000 shares (see Item 4(a) of attached Schedule)
-------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

-------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.8%
-------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*

       IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3  of  Pages
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                                  SCHEDULE 13G

CUSIP NO.                                                  PAGE 4   OF    PAGES
          ----------                                            --     --

-------------------------------------------------------------------------------
  (1)  NAMES OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       High Rock Asset Management LLC
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                       (B) [ ]

-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                       (5)  SOLE VOTING POWER

  NUMBER OF                 41,500
   SHARES             ---------------------------------------------------------
 BENEFICIALLY          (6)  SHARED VOTING POWER
  OWNED BY
    EACH                    -0-
  REPORTING           ---------------------------------------------------------
 PERSON WITH           (7)  SOLE DISPOSITIVE POWER

                            41,500
                      ---------------------------------------------------------
                       (8)  SHARED DISPOSITIVE POWER

                            -0-
-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,305,000 shares (see Item 4(a) of attached Schedule)
-------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

-------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.8%
-------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*

       IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of  Pages

                                  SCHEDULE 13G

Item 1(a).   NAME OF ISSUER:  Alberto-Culver Company

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                      2525 Armitage Avenue
                      Melrose Park, Illinois 60160

Item 2(a). NAMES OF PERSONS FILING: High Rock Capital LLC ("HRC") and High Rock Management LLC ("HRAM")

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
             RESIDENCE: The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston,
             MA 02109

Item 2(c). CITIZENSHIP: Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).   TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value
             $.22

Item 2(e).   CUSIP Number: 013068200

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a)  [_] Broker or dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act");

             (b)  [_] Bank as defined in Section 3(a)(6) of the Act;

             (c)  [_] Insurance company as defined in Section 3(a)(19) of the
                      Act;

             (d)  [_] Investment company registered under Section 8 of the
                      Investment Company Act of 1940;

             (e)  [X] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

             (f)  [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g)  [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

             (h)  [_] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

             (i)  [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


            If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]



Item 4.     OWNERSHIP.

            (a) Amount Beneficially owned: Each of HRC and HRAM may be deemed to beneficially own 1,305,000 shares as of December 31, 1999.

                HRC was the record owner of 1,263,500 shares as of December 31, 1999. HRAM was the record owner of 41,500 shares as of December 31, 1999. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own 1,305,000 shares as of December 31, 1999.

            (b) Percent of Class: HRC: 5.6%; HRAM: 0.2%

            (c) Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:
                            HRC:  1,039,600 shares
                            HRAM: 41,500 shares

                (ii)  shared power to vote or to direct the vote:
                            HRC:  0 shares
                            HRAM: 0 shares

                (iii) sole power to dispose or to direct the disposition
                      of:
                            HRC:  1,263,500
                            HRAM: 41,500

                (iv) shared power to dispose or to direct the disposition of:
                            HRC:  0 shares
                            HRAM: 0 shares

           Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of Alberto-Culver Company, except, in the case of HRC, for the 1,263,500 shares that it holds of record and, in the case of HRAM, for the 41,500 shares that it holds of record.

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    Not applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.

                    Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                    Not applicable.

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not applicable.

Item 9.    NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable.

Item 10.   CERTIFICATIONS.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000


HIGH ROCK CAPITAL LLC

By:  High Rock Capital LLC


By: /s/ David L. Diamond
 --------------------------------------
        David L. Diamond,
        President



HIGH ROCK ASSET MANAGEMENT LLC


By: /s/ David L. Diamond
 --------------------------------------
        David L. Diamond,
        President